

September 10, 2012

Via E-mail
Philippe Wagner, President
Lion Consulting Group, Inc.
16192 Coastal Highway
Lewes, DE 19958

> **Re: Lion Consulting Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 17, 2012**
> **File No. 333-181624**

Dear Mr. Wagner:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It does not appear that you are raising sufficient funds in this offering to implement your business plan. We note your disclosure on page 6 and elsewhere that you will need to raise an additional $200,000 to implement your plan in the next 12 months. We also note that you do not have any IT experience and therefore will have to hire individuals to provide you the ability to offer this service. In light of this, we continue to believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

2.   We note your response to comment 1 of our letter dated July 30, 2012. Please affirmatively confirm that you have not provided any written materials to qualified institutional buyers or institutional accredited investors and that you have not authorized anyone to do so on your behalf.

3.   We note your response to comment 2 of our letter dated July 30, 2012. Please provide supporting documents for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure on page 20. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. If you cannot provide supporting materials, please remove the disclosure. Please note that Mr. Wagner is an affiliate, and is not considered an independent third party source.

Description of Business, page 19

4.   We note your response to comment 7 of our letter dated July 30, 2012, and we reissue our comment. Please expand your disclosure to discuss the regulations applicable to companies based in Switzerland or provide a detailed explanation as to why the company is not subject to such regulations.

5.   We note your response to comment 8 of our letter dated July 30, 2012. Please advise whether you have entered into an agreement with United Oil Gas Corp. and Tristar Energy Group Inc. to provide services for these companies. If so, please file these agreements in accordance with Item 601(b)(10) or tell us why you believe you are not required to provide these agreements. Additionally, please disclose the services that you will provide to these entities. In addition, please update the Certain Relationships and Related Transactions section as applicable.

Employees and Employment Agreements, page 21

6.   We note your response to comment 10 of our letter dated July 30, 2012. We note that you now do not intend to hire employees in the next twelve months. However, we note that you do not possess IT consulting experience. Pleases advise how you intend to offer this service in light of your revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Thomas E. Puzzo, Esq. (*via e-mail*)